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                              February 5, 2021

       Richard Maasland
       Chief Accounting Officer
       AerCap Holdings N.V.
       AerCap House
       65 St. Stephen   s Green
       Dublin D02 YX20
       Ireland

                                                        Re: AerCap Holdings
N.V.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2019
                                                            Filed March 5, 2020
                                                            File No. 001-33159
                                                            Response Dated
December 17, 2020

       Dear Mr. Maasland:

              We have reviewed your December 17, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 25, 2020 letter.

       Form 20-F for the Fiscal Year ended December 31, 2019

       Note 3. Summary of significant accounting policies
       Maintenace rights and lease premium, net, page F-15

   1.                                                   Refer to prior comment
3. Please revise your disclosure to clarify that your use of the term end of lease (EOL)
contracts does not refer to separate contracts with your customers but a subset of provisions
within your lease agreements that relate to the end of the lease term.
                                                        Also, clarify in your
disclosure the distinction between lease agreements with EOL and
                                                        MR provisions.
 Richard Maasland
AerCap Holdings N.V.
February 5, 2021
Page 2
Accrued maintenance liability, page F-17

2. Refer to prior comment 4. Please revise your disclosure, similar to your response to prior comment 4, to clarify your accounting for maintenance expense and your accrued maintenance liability.
       You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you
have questions.



FirstName LastNameRichard Maasland                            Sincerely,
Comapany NameAerCap Holdings N.V.
                                                              Division of
Corporation Finance
February 5, 2021 Page 2                                       Office of Trade &
Services
FirstName LastName